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mschmidtberger@sidley.com (212) 839-5458	FOUNDED 1866

May 23, 2008

Karen J. Garnett (Mail Stop 4561)
Assistant Director
United States Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Re: Aspect Global Diversified Fund LP
Pre-Effective Amendment No. 2 to Registration Statement on Form S-1
Filed April 8, 2008
SEC File No.: 333-148049

Dear Ms. Garnett:

Thank you for your comment letter dated April 16, 2008 addressed to Mr. Kenneth E. Steben of Steben & Company, Inc. (the “General Partner”) regarding the captioned registration statement (the “Registration Statement”) for Aspect Global Diversified Fund LP (the “Fund”).  This letter responds on behalf of the General Partner to the questions and comments you raised.  Each of your numbered questions and comments is set forth below in italics, with our response immediately following.  Capitalized terms used but not defined in this letter have the meaning given in the prospectus forming a part of the Registration Statement.

General

1.
We note your response to prior comment 1 and your reliance on the exemption provided by Section 3(a)(9). Please tell us why you believe that purchasers are not making an investment decision on the Series C units at the time they purchase the Series A, B, and I units. We note that the Series A, B, and I units will be redesignated as Series C units when certain conditions are met with no further election by the investors. If the investment decision on the Series C units is being made at the same time as the other units, it appears that the Series C units should be registered on this registration statement. Please revise or advise.

Karen J. Garnett
May 23, 2008

Response:

Pursuant to the discussion on April 30, 2008 among you, Barry Gainsburg, Esq., General Counsel to the General Partner, Michael Hyatte, Esq. and Victor Chiu, Esq., each of our office, we have revised both the cover page of the Registration Statement and the Prospectus to register the Series C Units.

Cover Page

2.	In the eighth bulleted risk, please clarify that the 20% incentive fee payable to the trading advisor is not included in the calculations.

Response:

We have revised the cover page of the Registration Statement in response to the foregoing comment.

The Trading Advisor, page 5

3.
We note your response to comment 3 of our letter dated March 5, 2008. In light of your representation on page 6 and throughout the registration statement that the management fee will not be adjusted from 1/12 of 2.40% if the trading level changes, it appears that the management fee for each series is 1/12 of 2.40% rather than 1/12 of 2.00%. Please revise your disclosure accordingly.

Response:

We respectfully submit that the current description of the Management Fee is clear, accurate and consistent throughout the Registration Statement and consistent with market practice in the context of commodity pools that employ the concept of a trading level.

Your comment references the following language:

“Each Series of Units will pay the Trading Advisor a monthly Management Fee payable in arrears equal to 1/12th of 2.00% of the Fund’s trading level allocated to the Trading Program (2.00% per annum).  The normal trading level of the Trading Program is the number of trading positions per dollar customarily taken by the Trading Advisor for client accounts utilizing the Trading Program.  Because the Fund is generally trading at approximately 1.20 times the normal trading level of the Trading Program, the Trading Advisor is increasing the number of trading positions per dollar by approximately 20% . . . Since the Fund is trading at

Karen J. Garnett
May 23, 2008

approximately 1.20 times the normal trading level of the Trading Program, the management fee of 2.00% is multiplied by the overall trading level of the Fund (1.20 x 2.0% = 2.40%).  Therefore, the Management Fee will be 1/12th of 2.40% of the Fund’s month-end Net Asset Value (2.40% per annum).  Adjustments to the trading level will not affect the Management Fee percentage or calculation.”

First, the more expansive description of the Management Fee is both more complete and accurate than the short form suggested in the comment.  More specifically, the Trading Advisor trades the Trading Program by (i) establishing trading positions to equal the normal trading level of the Trading Program and by (ii) increasing that trading level by 20% to give effect to the Fund’s stated leverage.  The above excerpt from the Fund’s Prospectus accurately reflects this two prong approach and such disclosure is clear, accurate and not misleading and is market practice for commodity pools that employ the concept of a trading level.  The “trading level” concept is accurately described in the disclosure and investors are appropriately informed that the fee is based on the number of trading positions being managed, not the amount of shareholders’ equity supporting those trading positions.  Furthermore, this approach has been accepted by the National Futures Association.

The statement “Adjustments to the trading level will not effect the Management Fee percentage or calculation” remains accurate as all adjustments to the trading level will be made to reflect changes of assets under management and, at all times, to maintain a close approximate trading level of 20%.

Second, it is explicitly clear, in the “Summary” section of the Prospectus that the Management Fee is 2.40% of Net Asset Value per annum.  Please refer to the Breakeven Table, where such percentage is utilized as the Table is calculated solely on a Net Asset Value basis.

Third, were another commodity pool operator to offer the Trading Advisor’s Trading Program at “standard” leverage at a 2.0% management fee, this pool would appear to be “more expensive” absent the ability of the General Partner to reflect the Management Fee at the trading level.  Such a comparison would place this pool at a competitive disadvantage, not reflective of the correct “value” of the Trading Advisor’s services, as the services required to support the Trading Program is determined by the number of trading positions taken, not the equity capitalization of the pool.

Therefore, because the current Management Fee description is clear, accurate and consistent with market practice, we respectfully submit the current Management Fee description does not require any revisions.

Karen J. Garnett
May 23, 2008

Investment of the General Partner in the Fund, page 59

4.
We note your response to prior comment 8 and the revised disclosure stating that the General Partner’s right to redeem Units will be on the same terms as the Limited Partners.  We are unable to find language in the limited partnership agreement that supports this disclosure. Please tell us how the disclosure is consistent with the terms of the partnership agreement or revise to address any inconsistency.

Response:

We have revised Section 8(e) of the Limited Partnership Agreement and it is now consistent with the language in the Registration Statement.

See page 21 of the Limited Partnership Agreement.

Performance of Commodity Pools Operated by the General Partner, page 62

5.
We note your response to comment 5 of our letter dated March 5, 2008. Please provide a similar explanation of why the aggregate assets including notional equity in the representative account is the same as the amount excluding notional equity for the table on page 63.

Response:

We have revised the Registration Statement in response to the foregoing comment.

See page 66.

*           *           *           *           *

If you have any further questions or comments, please do not hesitate to call me at (212) 839-5458.

Very truly yours,

/s/ Michael J. Schmidtberger
Michael J. Schmidtberger

Enclosure

cc:           Kenneth E. Steben
Barry Gainsburg, Esq.